SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is an English translation of a current development (hecho esencial) filed by Banco de Chile with the Chilean Superintendency of Securities and Insurance, the Chilean Superintendency of Banks and Financial Institutions and local stock exchanges, in connection with a letter received from LQ Inversiones Financieras S.A., our controlling shareholder.

Santiago, January 9, 2014

Mr. Fernando Coloma Correa

Superintendent of Securities and Insurance

Subject: Essential Information

Mr. Superintendent:

In accordance with Articles 9 and 10 of the Securities Law N° 18,045 and Chapter 18-10 of the Compilations of Regulations of the Superintendency of Banks and Financial Institutions, I hereby inform you, as Essential Information regarding this banking institution, that on this date, LQ Inversiones Financieras S.A. (“LQIF”) informed Banco de Chile that LQIF will carry out a process to offer for sale or transfer up to 6,900,000,000 shares of Banco de Chile (a secondary offering). In addition, LQIF has requested that Banco de Chile perform all the actions related to the execution of this kind of transaction in the local and international markets.

Furthermore, the letter indicates that, if consummated, this transaction will reduce LQIF’s share of outstanding voting rights from 58.4% to 51%, so that the control status of LQIF with respect to Banco de Chile will not be altered.

With regard to the above, on this date the Board of Directors of Banco de Chile has agreed to LQIF’s request and the conditions under which Banco de Chile will participate in the appropriate filings with foreign regulators, the entering into of contracts and other documents required by law and consistent with securities market practice in the United States of America and other international markets, and in the performing of such other steps and actions as are necessary for the consummation of this transaction in the local and international markets and that are related to the commercial and financial condition of Banco de Chile.

Sincerely,

Arturo Tagle Quiroz
Chief Executive officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2014

Banco de Chile

By:	/s/ Arturo Tagle Q.
Arturo Tagle Q.
CEO